      =================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                  FORM 11-K



              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended:  DECEMBER 31, 1997

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



                        Commission file number 0-25956



            FIRST PLACE FINANCIAL CORPORATION PROFIT SHARING PLAN
                           (with 401(k) Provisions)
                     ------------------------------------
                           (Full title of the plan)



                      FIRST PLACE FINANCIAL CORPORATION
                     ------------------------------------
                        (Name of issuer of securities)



                              100 East Broadway
                        Farmington, New Mexico  87401
                     ------------------------------------
               (Address of issuer's principal executive office)


      =================================================================

                  FINANCIAL STATEMENTS AND AUDITORS' REPORT

                      FIRST PLACE FINANCIAL CORPORATION
                             PROFIT SHARING PLAN
                            WITH 401(k) PROVISIONS

                       December 31, 1997, 1996 and 1995

                      FIRST PLACE FINANCIAL CORPORATION
                 PROFIT SHARING PLAN (with 401(k) Provisions)
           INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                 Page
                                                                 ----
Independent Auditors' Report                                      3
Financial Statements:
     - Statement of Net Assets Available for Benefits
          With Fund Information, December 31, 1997                4

     - Statement of Net Assets Available for Benefits
          With Fund Information, December 31, 1996                5

     - Statement of Changes in Net Assets Available for
          Benefits With Fund Information, December 31, 1997       6

     - Statement of Changes in Net Assets Available for
          Benefits With Fund Information, December 31, 1996       7

     - Statement of Changes in Net Assets Available for
          Benefits With Fund Information, December 31, 1995       8

     - Notes to the Financial Statements                          9

Supplemental Schedules:
     - Independent Auditors' Report                              14

     - Item 27(a) Schedule of Assets Held for
          Investment Purposes                                    15

     - Item 27(d) Schedule of Reportable Transactions            16

     - Consent of Independent Auditors                           17

Signatures                                                       18

                        INDEPENDENT AUDITORS' REPORT



Plan Administrator,
First Place Financial Corporation
Profit Sharing Plan
With 401(k) Provisions


     We have audited the accompanying statements of net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan With 401(k)Provisions as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Chandler & Company, LLP

Farmington, New Mexico
June 23, 1998

                     First Place Financial Corporation
                Profit Sharing Plan With 401(k) Provisions

                   STATEMENT OF NET ASSETS AVAILABLE
                   FOR BENEFITS WITH FUND INFORMATION
                            December 31, 1997

                                                                  Participant Directed
                                       -----------------------------------------------------------------------
                                           FPFC           Money          Asset        Government
                                       Common Stock       Market        Manager          Bond         Magellan       Total
                                       ------------     ---------      ---------      ----------     ---------    -----------
Cash
 Cash at First National Bank           $   337,186      $       -      $  14,529      $   6,092      $  75,184    $   432,991
 Cash at other institutions                  8,792        173,838              -              -              -        182,630
                                       ------------     ---------      ---------      ----------     ---------    -----------
  Total cash                               345,978        173,838         14,529          6,092         75,184        615,621

Investments, at fair value
 Common stock (cost $1,941,507)          4,627,280              -              -              -              -      4,627,280
 Balanced fund (cost $339,576)                   -              -        377,691              -              -        377,691
 Bond fund (cost $84,457)                        -              -              -         84,365              -         84,365
 Stock fund (cost $710,318)                      -              -              -              -        787,976        787,976
                                       ------------     ---------      ---------      ----------     ---------    -----------
  Total investments                      4,627,280              -        377,691         84,365        787,976      5,877,312

Amounts receivable
 Employer's contributions                   45,344         48,956         46,980         13,251        101,189        255,720
 Participants' contributions                     -          3,773         10,884          2,277         21,253         38,187
 Interest & dividends                            -              -              -              -              -              0
                                       ------------     ---------      ---------      ----------     ---------    -----------
  Total amounts receivable                  45,344         52,729         57,864         15,528        122,442        293,907
                                       ------------     ---------      ---------      ----------     ---------    -----------

Net assets available for benefits      $ 5,018,602      $ 226,567      $ 450,084      $ 105,985     $  985,602    $ 6,786,840
                                       ------------     ---------      ---------      ----------     ---------    -----------
                                       ------------     ---------      ---------      ----------     ---------    -----------

     The accompanying notes are an integral part of these financial statements.

                     First Place Financial Corporation
                Profit Sharing Plan With 401(k) Provisions

                    STATEMENT OF NET ASSETS AVAILABLE
                   FOR BENEFITS WITH FUND INFORMATION
                            December 31, 1997

                                                                 Participant Directed
                                       -----------------------------------------------------------------------
                                           FPFC           Money          Asset        Government
                                       Common Stock       Market        Manager          Bond         Magellan       Total
                                       ------------     ---------      ---------      ----------     ---------    -----------
Cash
 Cash at First National Bank           $   244,027      $   9,725      $  60,351       $ 15,385      $ 259,905    $   589,393
 Cash at other institutions                      -        120,319              -              -              -        120,319
                                       ------------     ---------      ---------      ----------     ---------    -----------
  Total cash                               244,027        130,044         60,351         15,385        259,905        709,712

Investments, at fair value
 Common stock (cost $1,986,788)          3,767,940              -              -              -              -      3,767,940
 Balanced fund (cost $136,608)                   -              -        150,122              -              -        150,122
 Bond fund (cost $37,218)                        -              -              -         36,679              -         36,679
 Stock fund (cost $210,992)                      -              -              -              -        199,961        199,961
                                       ------------     ---------      ---------      ----------     ---------    -----------
  Total investments                      3,767,940              -        150,122         36,679        199,961      4,154,702

Amounts receivable
 Employer's contributions                   81,450         40,983         36,104         10,820         71,035        240,392
 Participants' contributions                10,198          1,722          4,940          1,330          7,615         25,805
 Interest & dividends                       46,046            540              -              -              -         46,586
                                       ------------     ---------      ---------      ----------     ---------    -----------
  Total amounts receivable                 137,694         43,245         41,044         12,150         78,650        312,783
                                       ------------     ---------      ---------      ----------     ---------    -----------

Net assets available for benefits      $ 4,149,661      $ 173,289      $ 251,517       $ 64,214      $ 538,516    $ 5,177,197
                                       ------------     ---------      ---------      ----------     ---------    -----------
                                       ------------     ---------      ---------      ----------     ---------    -----------

   The accompanying notes are an integral part of these financial statements.

                               First Place Financial Corporation
                           Profit Sharing Plan With 401(k) Provisions

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                               FOR BENEFITS WITH FUND INFORMATION
                              For The Year Ended December 31, 1997

                                                                        Participant Directed
                                               --------------------------------------------------------------------
                                                   FPFC          Money         Asset       Government
                                               Common Stock     Market        Manager         Bond         Magellan       Total
                                               ------------     ------        -------         ----         --------       -----
Additions
  Additions to net assets attributed to:
    Investment income
      Net appreciation in fair
       value of investments                     $  904,620     $      -       $ 24,602       $    448      $ 88,689     $1,018,359
      Gains (losses) on sale                       105,041            -          1,471              3         5,124        111,639
      Interest                                      22,794        9,213              -            185             -         32,192
      Dividends                                     71,400            -         31,838          4,225        48,589        156,052
                                                ----------     --------       --------       --------      --------     ----------
                                                 1,103,855        9,213         57,911          4,861       142,402      1,318,242
    Contributions:
      Participants'                                 75,089       21,140        103,500         21,863       188,854        410,446
      Employer's                                    45,344       48,956         46,980         13,251       101,189        255,720
                                                ----------     --------       --------       --------      --------     ----------
                                                   120,433       70,096        150,480         35,114       290,043        666,166
                                                ----------     --------       --------       --------      --------     ----------
      Total additions                            1,224,288       79,309        208,391         39,975       432,445      1,984,408

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                  262,002       11,258         24,969          4,592        71,944        374,765
                                                ----------     --------       --------       --------      --------     ----------
Net increase prior to interfund
 transfers                                         962,286       68,051        183,422         35,383       360,501      1,609,643
Interfund transfers                                (93,345)     (14,773)        15,145          6,388        86,585              -
                                                ----------     --------       --------       --------      --------     ----------
  Net increase (decrease)                          868,941       53,278        198,567         41,771       447,086      1,609,643

Net assets available for benefits:
  Beginning of year                              4,149,661      173,289        251,517         64,214       538,516      5,177,197
                                                ----------     --------       --------       --------      --------     ----------
  End of year                                   $5,018,602     $226,567       $450,084       $105,985      $985,602     $6,786,840
                                                ----------     --------       --------       --------      --------     ----------
                                                ----------     --------       --------       --------      --------     ----------

   The accompanying notes are an integral part of these financial statements.

                         First Place Financial Corporation
                     Profit Sharing Plan With 401(k) Provisions

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                        FOR BENEFITS WITH FUND INFORMATION
                       For The Year Ended December 31, 1996

                                                                           Participant Directed
                                                 ------------------------------------------------------------------
                                                     FPFC         Money           Asset    Government
                                                 Common Stock     Market         Manager      Bond         Magellan          Total
                                                 ------------     ------         -------      ----         --------          -----
Additions
  Additions to net assets attributed to:
    Investment income
      Net appreciation in fair
       value of investments                       $  964,248     $      -       $  2,456    $  (806)       $(13,032)    $  952,866
      Gains (losses) on sale                          22,935            -         13,479          29        (13,997)        22,446
      Interest                                             -       32,914              -           -              -         32,914
      Dividends                                      100,793            -         14,869       3,965         63,085        182,712
                                                  ----------     --------       --------    --------       --------     ----------
                                                   1,087,976       32,914         30,804       3,188         36,056      1,190,938
    Contributions:
      Participants'                                  101,886       30,736         69,751      19,872        150,946        373,191
      Employer's                                      81,450       40,983         36,104      10,820         71,035        240,392
                                                  ----------     --------       --------    --------       --------     ----------
                                                     183,336       71,719        105,855      30,692        221,981        613,583
                                                  ----------     --------       --------    --------       --------     ----------
      Total additions                              1,271,312      104,633        136,659      33,880        258,037      1,804,521

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                    140,312       18,724         51,946       3,117         24,974        239,073
                                                  ----------     --------       --------    --------       --------     ----------
Net increase prior to interfund
 transfers                                         1,131,000       85,909         84,713      30,763        233,063      1,565,448
Interfund transfers                                  258,854      (84,692)       (82,557)    (34,140)       (57,465)             -
                                                  ----------     --------       --------    --------       --------     ----------
  Net increase (decrease)                          1,389,854        1,217          2,156      (3,377)       175,598      1,565,448

Net assets available for benefits:
  Beginning of year                                2,759,807      172,072        249,361      67,591        362,918      3,611,749
                                                  ----------     --------       --------    --------       --------     ----------
  End of year                                     $4,149,661     $173,289       $251,517    $ 64,214       $538,516     $5,177,197
                                                  ----------     --------       --------    --------       --------     ----------
                                                  ----------     --------       --------    --------       --------     ----------

  The accompanying notes are an integral part of these financial statements.

                      First Place Financial Corporation
                  Profit Sharing Plan With 401(k) Provisions

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                       BENEFITS WITH FUND INFORMATION
                    For The Year Ended December 31, 1995

                                                                        Participant Directed
                                               --------------------------------------------------------------------
                                                   FPFC          Money         Asset       Government
                                               Common Stock     Market        Manager         Bond         Magellan       Total
                                               ------------     ------        -------         ----         --------       -----
Additions
 Additions to net assets attributed to:
  Investment income
   Net appreciation in fair
    value of investments                       $   215,707    $        -     $  16,014      $  2,944      $   7,805    $   242,470
   Gains (losses) on sale                            5,133             -            98        (1,659)        11,092         14,664
   Interest                                          8,480        25,736             -             -              -         34,216
   Dividends                                        82,917             -         3,241         1,157            615         87,930
                                               -----------    ----------     ---------      --------      ---------    -----------
                                                   312,237        25,736        19,353         2,442         19,512        379,280
  Contributions:
   Participants'                                   128,182        46,232        49,772        12,966         75,212        312,364
   Employer's                                       61,039        47,518        41,441        13,151         66,699        229,848
                                               -----------    ----------     ---------      --------      ---------    -----------
                                                   189,221        93,750        91,213        26,117        141,911        542,212
                                               -----------    ----------     ---------      --------      ---------    -----------

   Total additions                                 501,458       119,486       110,566        28,559        161,423        921,492

Deductions
 Deductions from net assets attributed to:
  Benefits paid to participants                     64,633        58,805         1,545            75             81        125,139
                                               -----------    ----------     ---------      --------      ---------    -----------
Net increase prior to interfund
 transfers                                         436,825        60,681       109,021        28,484        161,342        796,353
Interfund transfers                                (20,935)     (360,088)      140,340        39,107        201,576              -
                                               -----------    ----------     ---------      --------      ---------    -----------
 Net increase (decrease)                           415,890      (299,407)      249,361        67,591        362,918        796,353

Net assets available for benefits:
 Beginning of year                               2,343,917       471,479             -             -              -      2,815,396
                                               -----------    ----------     ---------      --------      ---------    -----------
 End of year                                   $ 2,759,807    $  172,072     $ 249,361      $ 67,591      $ 362,918    $ 3,611,749
                                               -----------    ----------     ---------      --------      ---------    -----------
                                               -----------    ----------     ---------      --------      ---------    -----------

   The accompanying notes are an integral part of these financial statements.

                      First Place Financial Corporation
                             Profit Sharing Plan
                            With 401(k) Provisions

                        NOTES TO FINANCIAL STATEMENTS

                       December 31, 1997, 1996 and 1995


NOTE A - DESCRIPTION OF PLAN

     1.   GENERAL

          The following description of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          The Plan is a defined contribution plan which provides benefits to substantially all employees of First Place Financial Corporation (the Company) and its wholly owned subsidiaries, First National Bank of Farmington, Burns National Bank of Durango and Western Bank of Gallup. There were 300 participants in 1995, 365 in 1996, and 396 in 1997.

          The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a plan committee appointed by the Company's Board of Director's. The First National Bank of Farmington is the Plan's Trustee. All of the Plan's assets are held in a trust fund administered by the First National Bank of Farmington.

          Employees of the Company and its subsidiaries are generally eligible to participate in the Plan after not more than six months of service providing their position requires service of at least 1,000 hours during the plan year. Participants who do not have at least 1,000 hours of service during the plan year, or who are not employed on the last day of the plan year, are generally not eligible for an allocation of Company contributions for such year.

     2.   CONTRIBUTIONS

          Subsidiaries of the Company contribute to the Plan amounts which their respective Boards of Directors annually determine to be proper. Company contributions are made during or shortly after the year to which they apply. Participants are permitted to make pre-tax contributions up to fifteen percent of their annual wages, subject to dollar limitations imposed by the Internal Revenue Code.

     3.   PARTICIPANTS' ACCOUNTS

          Each participant's account is credited with an allocation of (a) the Company's contribution, (b) plan earnings, (c) forfeitures of terminated participants' non-vested accounts, and (d) salary deferrals contributed by participants. Allocations are based upon account balances or participant's earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                     First Place Financial Corporation
                            Profit Sharing Plan
                           With 401(k) Provisions

                 NOTES TO FINANCIAL STATEMENTS - continued

                      December 31, 1997, 1996 and 1995


NOTE A - DESCRIPTION OF PLAN  - continued

     4.   VESTING

          Participants are immediately vested in their voluntary contributions, employer's matching contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

     5.   INVESTMENT OPTIONS

          Upon enrollment in the Plan, the participant may direct employee contributions in 5 percent increments in any of the five investment options.

          FPFC (First Place Financial Corporation) Common Stock Fund - Funds are invested in shares of FPFC common stock.

          Money Market Fund - Funds are invested in a First National Bank of Farmington Now Account, or in a money market account at a registered investment company (Franklin's Institutional Fiduciary Trust Money Market Portfolio).

          Asset Manager Fund - Funds are invested in a registered investment company (Fidelity Asset Manager) that invests in stocks and bonds.

          Government Bond Fund - Funds are invested in a registered investment company (Fidelity Short/Intermediate Government Bond) that invests in U.S. Government securities.

          Magellan Fund - Funds are invested in a registered investment company (Fidelity Magellan) that invests in stocks and bonds.

     6.   PAYMENT OF BENEFITS

          On termination of service a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or payment in annual installments over a fixed reasonable period of time, not exceeding the lesser of five years or the life expectancy of the participant.

     7.   ADMINISTRATIVE EXPENSES

          Administrative expenses incurred by the Plan are routinely paid by First Place Financial Corporation. These expenses totaled $5,473, $10,123, and $16,305 for plan years ended December 31, 1997, 1996 and 1995 respectively.

                     First Place Financial Corporation
                            Profit Sharing Plan
                           With 401(k) Provisions

                 NOTES TO FINANCIAL STATEMENTS - continued

                      December 31, 1997, 1996 and 1995


NOTE B - SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the plan are prepared on the accrual method of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. First Place Financial Corporation common stock is valued at its latest traded market price. Money market interest bearing cash accounts are valued at account balance.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales are determined using the first in - first out (FIFO) method.

     PAYMENTS OF BENEFITS

     Benefits are recorded when paid.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - TRANSACTIONS WITH PARTIES-IN-INTEREST

     The Plan's investment in common stock of First Place Financial Corporation is considered to be a party-in-interest transaction. The stock was acquired at its fair value as determined by First Place Financial Corporation.

     Primarily for liquidity purposes, the Plan maintains some of its cash on deposit at First National Bank of Farmington. This investment in cash is also considered a party-in-interest transaction, and is maintained in an interest bearing account (5.10% at December 31, 1997).

NOTE D - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                      First Place Financial Corporation
                             Profit Sharing Plan
                            With 401(k) Provisions

                 NOTES TO FINANCIAL STATEMENTS - continued

                       December 31, 1997, 1996 and 1995


NOTE E - INCOME TAX STATUS

     The plan obtained its latest determination letter on October 10, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, and is therefore, not subject to tax under present income tax laws.

NOTE F - UNREALIZED APPRECIATION

     The following table presents changes in the plan's net unrealized appreciation (including investments bought, sold, and held during each year):

                                         1997          1996         1995
                                      ----------    ----------    --------
 Net unrealized appreciation at
    January 1,                        $1,783,095    $  830,229    $587,981
 Increase in net unrealized
    appreciation                       1,018,359       952,866     242,248
                                      ----------    ----------    --------
 Net unrealized appreciation at
    December 31,                      $2,801,454    $1,783,095    $830,229
                                      ----------    ----------    --------
                                      ----------    ----------    --------

                           SUPPLEMENTAL INFORMATION

                         INDEPENDENT AUDITORS' REPORT



Plan Administrator
First Place Financial Corporation
Profit Sharing Plan With 401(k) Provisions

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Chandler & Company, LLP


Farmington, New Mexico
June 23, 1998

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          December 31, 1997 and 1996

                                                                                 Current
          Identity of Issue                 Description           Cost            Value
-----------------------------------      ----------------      ----------       ----------
                                                                                   >
  December 31, 1997:
 -------------------

    * First Place Financial              Common Stock, no
        Corporation                        par                 $1,941,507       $4,627,280

      Fidelity Asset Manager Fund        Mutual Fund              339,576          337,691

      Fidelity Short/Intermediate
        Government Fund                  Mutual Fund               84,457           84,365

      Fidelity Magellan Fund             Mutual Fund              710,318          787,976

      Franklin Funds Institutional       Money market
          Fiduciary Money Market Fund      deposit at 5.51%       182,630          182,630

    * First National Bank of             NOW account
        Farmington                         deposit at 5.10%       432,991          432,991

  December 31, 1996:

    * First Place Financial              Common Stock, no
        Corporation                        par                 $1,986,788       $3,767,940

      Fidelity Asset Manager Fund        Mutual Fund              136,608          150,122

      Fidelity Short/Intermediate
        Government Fund                  Mutual Fund               37,218           36,679

      Fidelity Magellan Fund             Mutual Fund              210,992          199,961

      Franklin Funds Institutional       Money Market
        Fiduciary Money Market             deposit at 6.10%       120,319          120,319

    * First National Bank of             NOW account
        Farmington                         deposit at 4.85%       589,393          589,393

     Note:
     Issuers identified with a "*" are parties-in-interest. All of the investments and transactions identified are exempt from reporting as prohibited transactions under ERISA.

                          First Place Financial Corporation
                     Profit Sharing Plan With 401(k) Provisions

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                       Years ended December 31, 1997 and 1996

                                   Description     Purchase    Selling     Cost       Current value       Net
 Identity of party involved         of assets        price      price    of assets     at purchase    Gain (loss)
---------------------------        -----------     --------    -------   ---------    -------------   -----------
 December 31, 1997:
-------------------

 Fidelity Magellan Fund           Mutual fund
                                     shares        $219,374   $   -      $219,374      $219,374         $    -
 Fidelity Asset Manager Fund      Mutual fund
                                     shares         555,478       -       555,478       555,478              -


 December 31, 1996:
-------------------

 First Place Financial               Common
    Corporation                       Stock        $491,316   $   -      $491,316      $491,316         $    -
 Fidelity Magellan Fund           Mutual fund
                                     shares         350,071       -       350,071       350,071              -
 Fidelity Magellan Fund           Mutual fund
                                     shares             -      350,950    364,943           -            (13,993)
 Fidelity Asset Manager Fund      Mutual fund
                                     shares             -      202,261    188,782           -             13,479

                        CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the registration statement of First Place Financial Corporation and subsidiaries on form S-8 of our reports dated June 23, 1998, on our audits of the financial statements of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, and the supplemental schedules as of and for the years ended December 31, 1997 and 1996, which reports are included in this annual report on Form 11-K.


/s/ Chandler & Company, LLP


Farmington, New Mexico
June 23, 1998

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: JUNE 24,1998            FIRST PLACE FINANCIAL CORPORATION
                              PROFIT SHARING PLAN (with 401(k)
                              provisions)


                              /s/ James D. Rose
                              -------------------------------------
                              President and Chief Operating Officer